Clifton Star Resources, Inc.

Clifton Star Resources Inc.: Beattie/Duquesne Update

MAY 27, 2008 - 09:15 ET

VANCOUVER, BRITISH COLUMBIA--(Marketwire - May 27, 2008) - Fred Archibald, P. Geo. Vice President of Exploration of Clifton Star Resources Inc. (TSX VENTURE: CFO) reports that fire assays with gravimetric finish received from TechniLab of St. Germaine, Que. have confirmed significant values within the newly-found east extension of the south zone of the Beattie Mine which lies along the contact of the Syenite Prophyry Complex.  The Beattie, Donchester and Dumico Mines, near Duparquet, Quebec producer of over 1.1 million oz of gold and currently under option lies along this complex.

DH B06-16, drilled approximately 100 meters east of B06-03 which previously reported 3.0 g/t Au over a width of 13.0m, has returned assays averaging 11.89 g/t over 11.05 meters.  Within the central core of this intersection at a depth of 63.30 to 77.95 meters, 2.0 meters returned 37.44 grams. The intersection is being re-assayed for total metallics.

The zone is being extended along strike and at depth using drill spacing of 25 to 50 meters horizontal and 100 meters vertical with the use of two drills.  The third drill continues along the western extension of the south zone adding to the resource in the indicated and measured category.

Tests on both the upper and lower layer of the tailings pond produced the following:

Results from the upper and larger pond consistent with the assays received in three previous samplings averaged 0.91 g/t Au over a thickness of 2.53 meters.  Never tested, the lower pond averaged 3.2 g/t Au over a thickness of 2.80 meters.

The initial NI 43-101 report currently being completed by Peter Bevan P. Eng. on the Beattie and Donchester Mines will be transmitted to the TSX this week for their review.

On the Duquesne property that is owned by the Company, 1200 of the 3000-meter structure along the Porcupine-Destor Fault has been tested with 55 drill holes. All holes encountered mineralization with the last three holes, out for assaying showing visible gold in the core.

The Company has currently five drills in operation with four geologists rotating along with two full time student geologists.  It has sufficient capital to conduct this year's program.

Fred Archibald P. Geo. Vice President of Exploration is a qualified person under NI 43-101.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Clifton Star Resources Inc.

Harry Miller

President

(425) 453-0355

Email: Hacabell@hotmail.com

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